UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 31, 2019

CAROLINA FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-10897 (Commission File Number)	57-1039673 (IRS Employer Identification No.)

288 Meeting Street, Charleston, South Carolina (Address of principal executive offices)	29401 (Zip Code)

(843) 723-7700

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CARO	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.01 Completion of Acquisition or Disposition of Assets.

Effective December 31, 2019, Carolina Financial Corporation (“Carolina Financial”), the holding company for CresCom Bank, completed its previously announced merger with Carolina Trust BancShares, Inc. (“Carolina Trust”), the holding company for Carolina Trust Bank, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of July 15, 2019, between Carolina Financial and Carolina Trust (the “Merger Agreement”). At closing, Carolina Trust merged with and into Carolina Financial, with Carolina Financial as the surviving corporation, and Carolina Trust Bank, a North Carolina state bank, also merged with and into CresCom Bank, a South Carolina state bank, with CresCom Bank surviving the merger. CresCom Bank will operate the former offices of Carolina Trust Bank under the name “Carolina Trust Bank” until the data processing system conversion, which is currently expected to occur in May 2020.

Under the terms of the Merger Agreement, Carolina Trust shareholders have the right to receive either $10.57 in cash or 0.3000 shares of Carolina Financial common stock, or a combination thereof, for each share of Carolina Trust common stock they owned immediately prior to the merger, subject to the limitation that 10% of the outstanding shares of Carolina Trust common stock will be exchanged for cash and 90% of the outstanding shares of Carolina Trust common stock will be exchanged for shares of Carolina Financial common stock. Materials instructing the former shareholders of Carolina Trust on the procedures to make the stock/cash election and surrender their Carolina Trust certificates will be mailed on or about January 7, 2020 and the election deadline is 5:00 p.m. Eastern Time on January 31, 2020.

In connection with the merger, Carolina Financial assumed Carolina Trust’s rights and obligations under and relating to Carolina Trust’s outstanding 6.900% fixed-to-floating rate subordinated notes due 2026, in the aggregate principal amount of $9.8 million (before the related acquisition accounting fair market value adjustments).

Additionally, effective December 31, 2019, Jerry L. Ocheltree shall serve as president of CresCom Bank’s North Carolina commercial banking operations.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference as Exhibit 2.1.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Under the Merger Agreement, effective December 31, 2019, Carolina Financial’s board of directors increased the size of the board from 13 to 14 directors and appointed a former director of Carolina Trust, Johnathan L. Rhyne, Jr., as a Class III director, to fill the resulting vacancy on the board. Mr. Rhyne will also be nominated as a board nominee for election by the stockholders to the Carolina Financial board of directors at the next annual meeting of the stockholders of Carolina Financial at which Class III directors are nominated for re-election. No committee assignments have been made yet for Mr. Rhyne.

Mr. Rhyne will receive compensation as an outside director consistent with Carolina Financial’s standard compensation practices for outside directors. A description of Carolina Financial’s standard compensation practices for outside directors can be found in the section titled “Director Compensation” in Carolina Financial’s definitive proxy statement in connection with its 2019 annual meeting of stockholders filed March 22, 2019.

As disclosed in Carolina Financial’s Current Report on Form 8-K filed July 15, 2019, each of the former directors and executive officers of Carolina Trust, including Mr. Rhyne, also executed a support agreement with Carolina Financial pursuant to which, among other things, such director or officer agreed to vote all of his or her shares of Carolina Trust common stock in favor of the merger and against alternative transactions and not to sell or transfer his or her shares of Carolina Trust common stock prior to consummation of the merger. Mr. Rhyne has no family relationships with any of Carolina Financial’s directors or executive officers, and there have been no related party transactions between Carolina Financial and Mr. Rhyne reportable under Item 404(a) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger and Reorganization, dated July 15, 2019, by and between Carolina Financial Corporation and Carolina Trust BancShares, Inc. (incorporated by reference from Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2019)*

* Carolina Financial has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. Carolina Financial agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or similar attachment upon request.

Forward-Looking Statements

Certain statements in this report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future plans and expectations, and are thus prospective.  Such forward-looking statements include but are not limited to statements with respect to plans, objectives, expectations and intentions and other statements that are not historical facts, and other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” and “projects,” as well as similar expressions.  Such statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Although the parties making such statements believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate.  Therefore, neither Carolina Financial nor Carolina Trust provides any assurance that the results contemplated in the forward-looking statements will be realized.  The inclusion of this forward-looking information should not be construed as a representation by Carolina Financial, Carolina Trust or any other person that the future events, plans, or expectations contemplated will be achieved.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Carolina Financial and Carolina Trust; the outcome of any legal proceedings that have been or may be instituted against Carolina Financial or Carolina Trust; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Carolina Financial and Carolina Trust do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Carolina Financial’s ability to complete the acquisition and integration of Carolina Trust successfully; credit risk associated with commercial real estate, commercial business and construction lending; interest risk involving the effect of a change in interest rates on both of Carolina Financial’s and Carolina Trust’s earnings and the market value of the portfolio equity; liquidity risk affecting each bank’s ability to meet its obligations when they come due; price risk focusing on changes in market factors that may affect the value of traded instruments; transaction risk arising from problems with service or product delivery; compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; strategic risk resulting from adverse business decisions or improper implementation of business decisions; reputation risk that adversely affects earnings or capital arising from negative public opinion; and cybersecurity risk related to the dependence of Carolina Financial and Carolina Trust on internal computer systems and the technology of outside service providers, as well as the potential impacts of third-party security breaches, which subjects each company to potential business disruptions or financial losses resulting from deliberate attacks or unintentional events.  For a discussion of some of the other risks and factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the filings made by Carolina Financial and Carolina Trust in their respective reports filed with the Securities and Exchange Commission (the “SEC”), including each company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K available at the SEC’s Internet site (http://www.sec.gov).  All subsequent written and oral forward-looking statements concerning Carolina Financial, Carolina Trust or any person acting on either company’s behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Carolina Financial nor Carolina Trust undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information About the Carolina Trust Acquisition and Where to Find It

Carolina Financial has filed a Registration Statement on Form S-4 (Registration No: 333-233640), which was declared effective on October 21, 2019, which includes a proxy statement of Carolina Trust and a prospectus of Carolina Financial, as well as other relevant documents concerning the proposed Carolina Trust transaction. Carolina Trust mailed the final proxy statement/prospectus to its shareholders on or about October 28, 2019. BEFORE MAKING ANY ELECTION DECISION, SHAREHOLDERS OF CAROLINA TRUST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Shareholders of Carolina Trust will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Carolina Financial and Carolina Trust, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to: Carolina Financial Corporation, 288 Meeting Street, Charleston, South Carolina 29401, Attention: William A. Gehman, III, Executive Vice President and Chief Financial Officer or Carolina Trust BancShares, Inc., 901 East Main Street, Lincolnton, NC 28092, Attention: Edwin Laws, Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAROLINA FINANCIAL CORPORATION,
Registrant

Date: January 3, 2020	By:	/s/ William A. Gehman, III
William A. Gehman, III
Executive Vice President and Chief Financial Officer